Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

March 23, 2015

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Nano-Textile Ltd.

Registration Statement on Form F-1 - Amendment No. 2

Originally Filed February 6, 2015

Amendment No. 1 Filed March 11, 2015

File No. 333-201903

Dear Mr. Reynolds:

Nano-Textile Ltd. (“Nano-Textile” or the “Company”) acknowledges receipt of the letter dated March 20, 2015 (the “Staff Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”). Per the instructions in your letter, we have amended our Registration Statement on Form F-1 (the “Amended Draft”) and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff’s comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff’s comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Nano-Textile is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

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Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

General

1.	We note your response to comment 2. Please revise the cover page where you disclose the offering price to also indicate that selling shareholders may sell their shares at a price that is lower than your offering price. Additionally, please disclose whether the selling shareholder offering period is the same as the company offering period.

Response: Revised. We have revised the cover page to also indicate that the selling shareholders may sell their shares at a price that is lower than the offering price, and that the selling shareholder offering period is the same as the Company offering period. Please see the Amended Draft.

Business, page 36

2.	We note your response to comment 12 and we reissue the comment in part. Please revise here and risk factors to clarify the extent to which you are not able to develop certain products intended for the hospital and related markets, i.e. those in the “Additional Field.” For example, it is unclear why you believe a third party’s exclusive license to produce “disposable anti-bacterial textiles for medical treatment and/or personal hygiene” would not prevent you from producing hospital items such as bed linen, blankets, patient pajamas, etc. Please also disclose the expiration date applicable to the third party’s option.

Response: Revised. The anti-bacterial hospital textile items that we have an exclusive license to produce are non-disposable. These items include bed linen, blankets, and patient pajamas, and our license includes the right to develop, manufacture, use, offer for sale, and sell in Europe, Asia, South America and Australia bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights. In contrast to the non-disposable items, for which we have an exclusive license, the Additional Field covers only disposable items for medical treatment and/or personal hygiene, such as bandages. We have added language to clarify that the Additional Field does not overlap, conflict with, or undermine our exclusive license to the non-disposable textile products, and that we do not currently have any rights with respect to disposable products, such as bandages. Please see the Amended Draft.

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We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-50-652-1727.

Sincerely,

Erez Ovdat, Chief Executive Officer
Nano-Textile Ltd.

VIA EDGAR

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